WeatherFlow- Tempest, Inc.



ANNUAL REPORT

108 Whispering Pines Dr #245

Scotts Valley , CA 95066

(831) 438-9742

https://weatherflow.com/

This Annual Report is dated May 10, 2023.

BUSINESS

WeatherFlow-Tempest, Inc. ("WeatherFlow" or the "Company") operates in the private weather industry, helping customers better understand and manage the impact of weather on their lives and businesses. The Company uses proprietary data and various layers of weather forecast modeling to deliver more accurate weather information, resulting in better decision-making and significant cost savings for customers. Specifically, the company sells products/services that deliver weather data, both observations and forecasts. These products and services include weather station systems, weather meters, subscription weather apps, SaaS tools, and licensed data provided via API.

The Company owns two design patents for environmental monitoring devices (US D805,924 & US D805,925) and one utility patent for its Haptic Rain Sensor (US 10,520,646). In addition, the Company also owns or licenses the following trademarks: WEATHERFLOW, TEMPEST, TEMPEST°, T°, and NEARCAST.

WeatherFlow-Tempest, Inc. was initially incorporated as SmartWeather, Inc. on December 26, 2018, and changed its name on March 12, 2021. It formerly operated as a wholly-owned subsidiary of WeatherFlow, Inc. until April 2021 when it was spun off as a separate entity.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $930,000.00

Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.

Date: October 29, 2021

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Marketing

Date: May 30, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $1,207,688.50

Number of Securities Sold: 12,076,885

Use of proceeds: Formation assets and start-up capital.

Date: January 02, 2019

Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $2,435,014.91

Number of Securities Sold: 1,063,518

Use of proceeds: Working Capital

Date: April 30, 2022

Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $300,000.00

Use of proceeds: Marketing, Company Employment, Inventory, and Cash on Hand.


REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:
Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue
Revenue for fiscal year 2022 was $9,242,465, up 11.42% compared to fiscal year 2021 revenue of $8,295,461.

Cost of goods sold
Cost of goods sold in 2022 was $4,370,297, a 26% increase from costs of $3,469,453 in fiscal year 2021. COGS increased more than revenue largely due to temporary increases in costs and quality control issues related to global supply chain issues affecting many companies around the world.

Expenses
The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and research and development expenses and other general expenses. Expenses in 2022 increased approximately $1.3m from 2021, from $5,913,967 to 7,218,395. Most of this increase was due to additional compensation and benefits along with increased marketing expenses.

Historical results and cash flows:
In 2023, we are optimistic that we will be able to maintain strong revenue growth due to strong current demand for our products and recently executed partnerships which are already contributing to further demand.
In the years 2019 through 2022, we experienced negative cash flow as we invested in substantial growth since the Company's inception in December 2018. We believe that the level of investment needed to maintain organic growth and build a larger successful company will be less in 2023 than it has been in the last few years, as we take advantage of our past investments.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $166,398.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Shopify Capital
Amount Owed: $235,062.63
Interest Rate: 0.0%
Shopify Capital Advance funds based their purchase of future receivables from sales processed through our Shopify Store. Shopify Capital advanced a total of $265,000. We will remit to them 17% of our receivables from our Shopify Store until we have repaid that amount plus an 8% fee, a total amount of $286,200.

• Creditor: Clear Finance Technology Corp (ClearCo)
Amount Owed: $24,574.75
Interest Rate: 0.0%
Clearco advance funds based on their purchase of future receivables. Clearco advanced a total of $575,000. We remit to them 20% of receivables generated from multiple sources up to a maximum of $68,000 per month until we have repaid the $575,000 amount plus an 5% fee, a total amount of $603,750.

• Creditor: Amazon Seller Central
Amount Owed: $351,568.00
Interest Rate: 12.99%
Maturity Date: October 09, 2023
Terms of the loan are 12 months at 12.99% interest rate; first three months are interest only.

• Creditor: Contract Manufacturers & Parts Suppliers
Amount Owed: $529,780.00
Interest Rate: 0.0%
30-60 days, variable by invoice.

• Creditor: Current credit card balances
Amount Owed: $121,966.32
Interest Rate: 0.0%

• Creditor: Trade accounts payable and other liabilities
Amount Owed: $261,183.57
Interest Rate: 0.0%

• Creditor: Convertible Note Holders
Amount Owed: $930,000.00
Interest Rate: 7.0%
Maturity Date: October 29, 2024

• Creditor: Convertible Note Holders
Amount Owed: $300,000.00
Interest Rate: 7.0%
Maturity Date: April 30, 2025

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: CEO, Director and Chairman of the Board

Dates of Service: January, 2019 - Present

Responsibilities: Strategic planning and overall management. Buck is currently drawing a salary of $8,500 per month.

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: CEO

Dates of Service: January, 2012 - April, 2021

Responsibilities: Strategic planning and overall management.

Other business experience in the past three years:

Employer: Synoptic Data PBC

Title: Director

Dates of Service: September, 2012 - Present

Responsibilities: providing advice and counsel; determining the strategic direction of the company in conjunction with other BOD members.

Name: David St. John

David St. John's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO

Dates of Service: January, 2019 - Present

Responsibilities: Management responsibility over hardware and software development. David is a founding shareholder in the Company and is currently drawing a salary of $10,650 per month.

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: CIO

Dates of Service: January, 2000 - January, 2019

Responsibilities: Oversight of all software development and maintenance.

Name: Dr. Martin Bell

Dr. Martin Bell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Science Officer

Dates of Service: January, 2019 - Present

Responsibilities: Management responsibility over weather data quality control and forecast modeling. Martin is fully vested in previously granted common stock in the company. He is currently drawing a salary of $12,500 per month.

Name: Phillip Atkinson

Phillip Atkinson 's current primary role is with WFn Holdings, Inc. Phillip Atkinson currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Director and Design Guru

Dates of Service: January, 2019 - Present

Responsibilities: Strategic advisement and product design consulting. Philip is a major shareholder but is not active in day to day operations and is not currently drawing a salary

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: President and Chief Operating Officer

Dates of Service: March, 2021 - Present

Responsibilities: General management of the company.

Other business experience in the past three years:

Employer: WFn Holdings, Inc

Title: Chief Information Officer & Chief Operating Officer

Dates of Service: January, 2012 - March, 2021

Responsibilities: Oversees day-to-day operations and keeps the data flowing.

Name: Michael Samols

Michael Samols's current primary role is with Self Employed- Consultant . Michael Samols currently services 1-2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Consultant and Director

Dates of Service: April, 2021 - Present

Responsibilities: Strategic advisement. Michael is a shareholder and serves his role as Director without compensation. He is currently paid by the hour for consulting work.

Other business experience in the past three years:

Employer: Self Employed- Consultant

Title: Self Employed- Consultant

Dates of Service: October, 2015 - Present

Responsibilities: Strategy consulting and business development work on a contract basis.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Daniel "Buck" Lyons

Amount and nature of Beneficial ownership: 4,285,670

Percent of class: 28.66

RELATED PARTY TRANSACTIONS

Nature / amount of interest in the transaction: N/A
Material Terms: The Company was a wholly owned subsidiary of WFn prior to April 1, 2021, and WFn and the Company continue to share substantial common ownership. For the years ended December 31, 2022, and December 31, 2021, revenue to the Company under previous agreements WFn were $300,000 and $225,000, and receivables were $47,399 and $0 respectively. For the years ended December 31, 2022, and December 31, 2021, the year-end accounts payables were $0, and $14,846 respectively.

• Name of Entity: Synoptic Data PBC
Names of 20% owners: None
Relationship to Company: A Company in which WFn Holdings Inc owns a minority stake.
Nature / amount of interest in the transaction: NA
Material Terms: The Company revenues included revenues from Synoptic Data PBC. As of December 31, 2022 and 2021, the Company's revenue from Synoptic Data PBC was in the amount of $20,000 in 2022 and $120,000 in 2021.

• Name of Entity: TOA Systems LLC
Names of 20% owners: NA
Relationship to Company: It is a wholly owned subsidiary of WFn Holdings Inc.
Nature / amount of interest in the transaction: NA
Material Terms: TOA Systems Inc sells sensor systems to detect lightning strikes and licenses data from an installed base of sensors forming a global lightning network. In 2022 the Company has executed an agreement with TOA, whereby it has an option to gain exclusive rights to license data in the US under terms favorable to the Company.

OUR SECURITIES

Common Stock

The amount of security authorized is 25,000,000 with a total of 14,953,778 outstanding.

Voting Rights

One Vote Per Share.

Material Rights

Voting Rights of Securities Sold in this Offering. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of shares outstanding is 14,953,778 shares of Common Stock.

Convertible Promissory Note

The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $930,000.00

Maturity Date: October 29, 2024

Interest Rate: 7.0%

Discount Rate: 33.0%

Valuation Cap: None

Conversion Trigger: a qualifying event (or at the option of the holder)

Material Rights

There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.40 per share.

Convertible Promissory Note

The security will convert into Preferred stock (or common stock at the option of the holder) and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $300,000.00

Maturity Date: April 30, 2025

Interest Rate: 7.0%

Discount Rate: 33.0%

Valuation Cap: None

Conversion Trigger: a qualifying event (or at the option of the holder)

Material Rights

There is no valuation cap affecting conversion to preferred stock. At the option of the holder, principal and accrued interest may at any time be converted to common stock at a price of $1.92 per share.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the weather industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock or convertible debt could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current products and services are related to weather. Although we have multiple tranches of revenue with multiple products in each tranche, all of our revenue derives from weather related products and services. Some of our products are still in prototype phase and might never be operational products It is possible that some of our planned products may never become operational products or that these products may never be used by anyone. It is possible that the failure to release these planned products is the result of a change in business model with respect to those products upon the Company's making a determination that the business model with respect to those products, or some other factor, will not be in the best interest of the Company and its stockholders. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that recently executed strategic partnerships will enable our products to gain traction in the marketplace at a faster rate than the recent past. It is possible that our new products will fail to gain market acceptance for any number of reasons. If new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have limited revenue and operating history The Company has a short history. If you are investing in this company, it's because you think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. There is no assurance that we will turn a large profit. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, patents, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Patent, trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s), trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right personnel in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product may be dependent on relevant government laws and regulations. The laws and regulations concerning the selling of products and services may be subject to change and if they do, then the selling of product and services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and services and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including obtaining weather information, manufacturing, shipping, accounting, data supply, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of customers that utilize our products and services. Further, any significant disruption in the company's service(s) or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our cyber security platform. Any disruptions of services or cyber-attacks either on our technology provider or on our company equipment could harm our reputation and materially and negatively impact our financial condition and business. Customers must remain interested in our products Although we are a unique company that caters to weather related services and people's desire to know weather related information will likely not subside, our business growth depends on the market interest in the Company's products and the services that the Company provides. There can be no assurance that interest will remain. We have pending patent approvals that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property Foreign Contract Manufacturing The Company is heavily reliant on a single contract manufacturing firm located in Shenzhen, China, and it would be a significant disruption to the Company and its ability to continue its business as currently conducted without the support of this company. Although this risk is somewhat mitigated because we have an excellent and long-term relationship with the company's sole owner, and because we have the capability to manufacture some of our products in our facility in Daytona, Florida, if we did not have this foreign contract manufacturer to manufacture our products, our business could face serious disruption. Your investment could be adversely impacted by our reliance on third parties and their performance. Reliance on an affiliate company The Company relies on an affiliate company, WFn Holdings Inc ("WFn"), to supply weather data from WFn's industrial-grade network of weather stations to make the Company's products and services more valuable. This data is particularly important for some of the Company's Lifestyle App customers who utilize the Lifestyle App service in the US coastal zone, and for business customers located in the US coastal zone. If the Company lost access to WFn's weather data, the Company would experience a significant disruption to its business and some of our products and services may no longer be attractive or useful for some of our customers, causing a decline in the value of the Company. Although this risk is somewhat mitigated because of a 10 year agreement on favorable terms for the Company and because there is substantial common ownership between WFn and the Company (the owners of WFn own a large majority of the shares of the Company prior to the launch of the StartEngine campaign) your investment, nonetheless, could be adversely impacted by our reliance on WFn.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 10, 2023.

WeatherFlow- Tempest, Inc.

By   /s/ *Daniel Lyons*

     Name: <u>WeatherFlow Tempest Inc</u>

     Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

---

Exhibit A

FINANCIAL STATEMENTS

WEATHERFLOW-TEMPEST, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022, AND 2021

(Expressed in United States Dollars)

WeatherFlow-Tempest, Inc.
Index


WeatherFlow-Tempest Inc
(A Delaware Corporation)
Balance Sheet
For The Years Ending December 31, 2022 and 2021


	Total	
	2022	**2021**
ASSETS		
Current Assets		
Cash Accounts	167,334	887,867
Accounts Receivable	121,751	169,808
Deposit - TOA Licensing Option	100,000	
Inventory	701,273	597,627
Prepaid Expenses and Deposits	1,251,628	384,510
Total Current Assets	**2,341,986**	**2,039,812**
Fixed Assets		
Fixed Asset	142,972	142,972
Accumulated Depreciation	-108,099	-87,099
Total Fixed Assets	**34,873**	**55,873**
Other Assets		
Security Deposits	1,192	1,192
Net Intangible Assets	71,000	71,000
Total Other Assets	**72,192**	**72,192**
TOTAL ASSETS	**2,449,051**	**2,167,877**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable - Trade	789,860	312,485
Credit Cards	121,966	119,268
Investor Advance		300,000
Accrued Expenses	436,704	106,190
Deferred Revenue	1,075	1,091
Due To/From WFn Holdings, Inc.	-47,399	14,846
Short Term Borrowings	586,631	117,159
Total Current Liabilities	**1,888,837**	**971,040**
Long-Term Liabilities		
Notes Payable	1,230,000	930,000
Total Long-Term Liabilities	**1,230,000**	**930,000**
Total Liabilities	**3,118,837**	**1,901,040**
Equity		
Common Stock	12,900	12,900
Additional Paid-In Capital	3,076,318	2,972,068
StartEngine Receipts	2,174,035	827,087
Retained Earnings	-3,545,219	-2,386,910
Net Income	-2,382,967	-1,158,308
Total Equity	**-664,933**	**266,837**
TOTAL LIABILITIES AND EQUITY	**2,453,904**	**2,167,876**


See accompanying notes to financial statements


WeatherFlow-Tempest Inc
(A Delaware Corporation)
Profit and Loss Statement
For The Years Ending December 31, 2022 and 2021

	Total	
	2022	**2021**
Income	9,267,465	8,295,461
Cost of Goods Sold	4,370,297	3,469,453
Gross Profit	**4,897,168**	**4,826,008**
Operating Expenses		
General and Administrative	5,702,521	4,574,832
Marketing	1,398,949	1,224,795
Research & Development	116,964	114,342
Total Expenses	**7,218,434**	**5,913,969**
Net Operating Income	**(2,321,266)**	**(1,087,961)**
Income Tax	800	800
Interest Expense	60,901	69,549
Net Other Income	**(61,701)**	**(70,349)**
Net Income	**(2,382,967)**	**(1,158,310)**

See accompanying notes to financial statements

WeatherFlow-Tempest Inc
(A Delaware Corporation)
Statement of Shareholders Equity
For The Years Ending December 31, 2022 and 2021

	Common stock		Additional Paid-in Capital	Equity Issuance Costs	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount					
Balance - Dec 31 2019	12,076,885	12,077	1,195,612		-	(1,406,959)	(199,270)
Capital Contribution	-	-	1,078,664		-		1,078,664
Net income (loss)	-	-	-		-	(979,951)	(979,951)
Balance - Dec 31 2020	12,076,885	12,077	2,274,276	-	-	(2,386,910)	(100,557)
Capital Contribution	823,238	823	1,653,625	(75,314)	(53,431)	-	1,525,703
Net income (loss)	-	-	-		-	(1,158,308)	(1,158,308)
Balance - Dec 31, 2021	12,900,123	12,900	3,927,901	(75,314)	(53,431)	(3,545,218)	266,838
Shares issued for service	695,000	104,250				-	104,250
Capital Contribution	1,063,518	1,397,488		(103,971)	53,431	-	1,346,948
Net income (loss)	-	-	-		-	(2,382,967)	(2,382,967)
Balance - Dec 31, 2022	14,658,641	1,514,638	3,927,901	(179,285)	-	(5,928,185)	(664,931)

See accompanying notes to financial statements

WeatherFlow-Tempest Inc
(A Delaware Corporation)
Statement of Cash Flow
For The Years Ending December 31, 2022 and 2021

	2022	2021
OPERATING ACTIVITIES		
Net Income	(2,382,967)	(1,158,308)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	47,377	270,424
Inventory	(103,646)	340,498
Prepaid Expenses and Deposits	(617,876)	(319,746)
Deposit - TOA Licensing Option	(100,000)	
Accounts Payable	769,146	(355,628)
Credit Card	2,698	(49,720)
Other Current Liabilities	(576,935)	(240,210)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(579,235)	(354,382)
Net cash provided by operating activities	**(2,962,202)**	**(1,512,690)**
INVESTING ACTIVITIES		
Purchases of property and equipment		(15,244)
Accumulated Depreciation	21,000	21,249
Amortization of intangibles		10,000
Net cash provided by investing activities	**21,000**	**16,005**
FINANCING ACTIVITIES		
Short term borrowings	469,472	701,185
Convertible Notes Payable	300,000	
Additional Paid-In Capital	104,250	1,653,625
Issuance of Common Stock		823
StartEngine Receipts:StartEngine Gross	1,397,488	
StartEngine Receipts:StartEngine Platform & Other Fees	(103,971)	(75,314)
StartEngine Receipts:StartEngine Deposit Hold	53,431	(53,431)
Net cash provided by financing activities	**2,220,669**	**2,226,888**
Net cash increase for period	**(720,533)**	**730,203**
Cash at beginning of period	887,867	157,664
Cash at end of period	**167,334**	**887,867**

See accompanying notes to financial statements

WeatherFlow-Tempest, Inc.
Notes to Financial Statements
December 31, 2022

1. NATURE OF OPERATIONS

WeatherFlow-Tempest, Inc. was founded on December 26, 2018, in the state of Delaware. As of December 31, 2020, WeatherFlow-Tempest, Inc. was a wholly owned subsidiary of WFn Holdings, Inc. Effective April 1, 2021, the parent company, WFn Holdings, inc. has agreed to a spin-off agreement. As a result of the spin-off, WeatherFlow-Tempest, Inc. is no longer a subsidiary of the parent company. The financial statements of WeatherFlow-Tempest, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Santa Cruz, California.

WeatherFlow-Tempest, Inc. operates in the private weather industry, selling products and services that deliver weather data – both observations and forecasts. Products and services include weather stations systems, weather meters, subscription applications, SaaS tools and licensed data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, and 2021, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods which are determined using a first-in-first-out method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery and equipment	5 years
Furniture and fixtures	5-7 years
Computer equipment	5 years
Leasehold improvements	15 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes professional fees incurred in connection with patenting its intellectual property, which will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Income Taxes

WeatherFlow-Tempest, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract; and

5) Recognize revenue as the performance obligation is satisfied.

The Company earns revenues earned from subscriptions to its weather application and from smartweather^{TM} device sales.

Cost of Sales

Costs of goods sold include the cost of hardware costs, freight and delivery, packaging and etc.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2022, and December 31, 2021, amounted to $942,663 and $867,924, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 31, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. This standard did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables.

Short-Term Borrowings

The Company has a short-term financing agreement with Shopify Capital during the year ended December 31, 2022, which has been included under short-term borrowings. The Company had an extended long-term financing agreement with vendor Sunrado Technology, which has been included under short-term borrowings as of December 31, 2021 that was paid in 2022

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of common shares with par value of $0,001. As of December 31, 2022, 14,658,641 shares have been issued and are outstanding. As of December 31, 2021, 12,900,123 shares were issued and outstanding.

5.   INCOME TAXES

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $3,544,418, and the Company had state net operating loss ("NOL") carryforwards of approximately $3,544,418. Utilization of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

The Company currently licenses weather observation data and lightning data from WFn Holdings Inc (WFn) and its subsidiary TOA Systems LLC (TOA) under terms that provide certain exclusive rights. The Company was a wholly owned subsidiary of WFn prior to April 1, 2021, and WFn and the Company continue to share substantial common ownership. For the years ended December 31, 2022, and December 31, 2021, revenue to the Company under previous agreements with WFn were $0 and $215,000, and receivables were $47,399 and $0 respectively. For the years ended December 31, 2022, and December 31, 2021, the expense from the licensing agreements with WFn was $300,000 and $225,000. and the year-end accounts payables were $0, and $14,846, respectively.

In addition, under the terms of the licensing agreement the Company issued 695,000 shares of common stock to TOA as consideration for exclusive rights.

The Company revenues also included revenues from Synoptic Data PBC, a company in which WFn Holdings Inc owns a minority stake. As of December 31, 2022, and 2021, the Company's revenue from Synoptic Data PBC, was in the amount of $20,000 and $120,000, respectively.

7.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 31, 2023, the date the financial statements were available to be issued.

As of March 31, 2023, the company has raised an additional $972,181 capital funds through Start Engine. It has incurred fees of $110,158 related to the capital raised.

On January 31, 2023, the Company refinanced the "Amazon Seller Central Loan" and increased the principal by $100,067. The terms of the loan are 12 months at 12.99% interest rate.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Daniel Lyons, the President of Weatherflow-Tempest Inc., hereby certify that the financial statements of Weatherflow-Tempest, Inc. and notes thereto for the periods ending December 31, 2021, and December 31, 2022, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2021 the amounts reported on our tax returns were total income of $8,295,461; taxable income of $(1,099,593) and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _April 28 '23_(Date of Execution).

_____ (Signature)

_President_____ (Title)

_April 28, 2023_____ (Date)

CERTIFICATION

I, Daniel Lyons , Principal Executive Officer of WeatherFlow- Tempest, Inc. , hereby certify that the financial statements of WeatherFlow- Tempest, Inc. included in this Report are true and complete in all material respects.

Daniel Lyons

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer